List of Subsidiaries

FiberMark Durable Specialties, Inc.
FiberMark Filter and Technical Products, Inc.
FiberMark Gessner GmbH
FiberMark (HONG KONG) Limited
FiberMark Japan K.K.
FiberMark Office Products, LLC
FiberMark SARL Thetapoenicis Beteiligungs GmbH
Zetaphoenicis Beteiligungs GmbH